Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                August 12, 2015


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1349
              Zacks Income Advantage Strategy Portfolio, Series 31
         Zacks Income Advantage Strategy Portfolio (2-year), Series 13
                       File Nos. 333-205423 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1349, filed on July 1, 2015 with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Zacks Income Advantage Strategy Portfolio, Series 31 and Zacks Income Advantage Strategy Portfolio (2-year), Series 13 (each, a "Trust").

PROSPECTUS

Zacks Income Advantage Strategy Portfolio, Series 31

Investment Summary -- Security Selection

     1. Under paragraph three of "Common Stock/ADR Segment," please clarify how the "dividend per share" and "earnings per share" are calculated.

     Response: The disclosure has been revised in response to your comment.

     2. The "Security Selection" section states that the trust may invest in closed-end funds that invest in high-yield or "junk" bonds. Please add disclosure about the risks of investing in high-yield bonds in the "Principal Risks" section.

     Response: The disclosure has been revised in response to your comment. Please note that in the final prospectus, we include risks based upon the actual portfolio. If the trust's investment in closed-end funds that invest significantly all of their assets in high-yield securities do not rise to the level of a principal risk, we will remove the related disclosure pertaining to the risks of such securities.

     3. Please disclose whether the Trust may invest in securities issued by small- or mid-capitalization companies in the "Principal Investment Strategy" or "Security Selection" section.

     Response: The Trust may invest in small- and mid-capitalization companies. The prospectus has been revised to reflect this.

     4. Please disclose whether the Trust may invest in securities issued by foreign companies, including companies located in emerging markets in the "Principal Investment Strategy" or "Security Selection" section. If so, please disclose and add the corresponding risks to the risk sections.

     Response: The Trust may invest in foreign companies, including companies located in emerging markets. The prospectus has been revised to reflect this.

Zacks Income Advantage Strategy Portfolio (2-year), Series 13

Investment Summary -- Security Selection

     5. Please apply Comments 1-4 to this Trust, as applicable.

     Response: The disclosure has been revised in response to the comments.

     6. Please conform the disclosure in this Trust to the disclosure in Zacks Income Advantage Strategy Portfolio, Series 31.

     Response: Because Zacks Income Advantage Strategy Portfolio, Series 31 includes hypothetical performance information, the strategy language fully details the quantitative and objective nature of the strategy. However, Zacks Income Advantage Strategy Portfolio (2-year), Series 13 does not include hypothetical performance information and does not require such detailed language. Although the disclosure is an abbreviated version, it adequately describes the investment strategy. Therefore, the prospectus disclosure has not been revised in response to this comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.



                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren